UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              E-City Software, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     ---------------------------------------
                         (Title of Class of Securities)

                                   26830G 10 5
                               ------------------
                                 (CUSIP Number)

                                   May 9, 2001
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ]    Rule 13d-1(b)

        [ X ]    Rule 13d-1(c)

        [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 26830G 10 5                                   Page 2 of 5 Pages
--------------------------------------------------------------------------------

1)   Name of Reporting Person
     I.R.S. Identification Nos. of above persons (entities only)

     Park Bench, LLC., a Nevada corporation. I.R.S # 88-0501263

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a) [  ]
     if a Member of a Group                       ----------------------------
     (See Instructions)                           (b) [  ]
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization

     Nevada

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                          618,670

Beneficially Owned  (6)  Shared Voting Power                              0

by Each Reporting   (7)  Sole Dispositive Power                     618,670

Person with         (8)  Shared Dispositive Power                         0

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person

     618,670

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount                                          [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   12.5%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                               CO
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 26830G 10 5                                   Page 3 of 5 Pages

Item 1.
------

     (a) The name of the Issuer to which this statement relates is E-City Software, Inc.

     (b) The address of Issuer's principal place of business is 1201 First Avenue South, Suite 330, Seattle, WA, 98134

Item 2.
-------

     (a-c) This statement is being filed by Park Bench, LLC., a Nevada corporation whose principal executive offices are located at #1012-5353 W. Desert Inn Road, Las Vegas, NV 89146.

     (d-e) This statement is being filed as to the Common Stock of E-City
           Software, Inc. Cusip Number 26830G 10 5.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or ------ (c), check whether the person filing is a:

       (a-j) Inapplicable.


Item 4.  Ownership.
------   ---------

     (a) Amount Beneficially Owned:     618,670

     (b) Percent of Class:      12.5%

     (c) Number of shares as to which the person has:

        (i) sole power to vote or direct the vote                       618,670
                                                                        -------
        (ii) shared power to vote or to direct the vote                       0
                                                                        -------
        (iii) sole power to dispose or to direct the disposition of     618,670
                                                                        -------
        (iv) shared power to dispose or to direct the disposition of          0
                                                                        -------

                                  SCHEDULE 13G

CUSIP NO. 26830G 10 5                                   Page 4 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Inapplicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         Inapplicable.


Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         -------

         Inapplicable.


Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------

          Inapplicable.

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Inapplicable.

                                  SCHEDULE 13G

CUSIP NO. 26830G 10 5                                   Page 5 of 5 Pages


Item 10.  Certification.
-------   -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Park Bench, LLC.,
                                         a Nevada corporation


 August 21, 2001                        By: /s/ Patricia Burgmann
                                    -------------------------------
                                        Patricia Burgmann, Manager